EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. Updates on the Progress of CECT Acquisition

     HUIZHOU, Guangdong, China, Aug. 18 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today updated its investors on the progress of its planned acquisition of a further 25% of CEC Telecom Co., Ltd. (“CECT”). Examination of the deal by PRC authorities is proceeding smoothly and approval is expected soon.

     Mr. Wu Rui Lin, Chairman of Qiao Xing Universal said, “Our outstanding performance in the mobile phone market since acquiring a 65% interest of CECT has proved to be beneficial to the healthy and exponential growth of XING. In order to be a bigger player in the market, we have successfully negotiated with CECT to acquire from it a further 25% equity interest. The deal is now only subject to government approval. For accounting purposes the date of the acquisition will be the date when all the necessary approvals from all the relevant government authorities have been obtained. Once the approval is given, the Qiao Xing Universal Telephone Group’s share of the net income of CECT will rise from 52.0% to 74.5%. We do not foresee any particular difficulty in obtaining the necessary approval.”

     “The rationalization of our mobile phone business has reinforced the Group’s control over business strategy and its implementation in this business segment. It also entitles the Group to a greater share of the fruit of its success for the benefit of its shareholders,” Mr. Wu concluded.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 08/18/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or
rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)